Atna Options Triple Junction/Dixie Fork Property to Sahelian

Vancouver, B.C. (September 9, 2004) Atna Resources Ltd. (TSX:ATN) is pleased to announce that the company has entered into an option agreement with Sahelian Goldfields Ltd. (SAGE:CNQ). Sahelian may earn up to a 70% interest in Atna’s Triple Junction/Dixie Fork gold project, located at the south end of the Carlin Gold Trend in Elko County, Nevada.

Sahelian proposes drilling to depths sufficient to test for gold mineralization at the Webb/Devil’s Gate contact in the Pinon Range of the south Carlin trend. The contact between these two formations hosts the bulk of the mineralization in the Rain District, including Newmont’s Rain, Saddle, Tess, and Emigrant Springs deposit cluster and the Trout Creek, Dark Star, Pony Creek, and Dixie Creek deposits.

The Triple Junction/Dixie Fork project is a ‘Carlin type’ sediment-hosted prospect. Cross structures intersect the graben bounding Emigrant fault, creating a permissive structural environment for deposition of gold mineralization. Triple Junction/Dixie Fork property is characterized by intense jasperoidal silicification and argillic alteration, which extends 1,500m in strike length. Geochemically, the rocks are enriched in arsenic and barite. Anomalous gold values up to 7 grams are reported from previous work.

Sahelian may earn a 55% interest in the properties by drilling 15,000 feet before November 2006. They then may elect to form a joint venture with Atna (55% Sahelian, 45% Atna) or to increase their interest to 70% before forming a joint venture by funding and completing a bankable feasibility study.

For further information contact:

ATNA RESOURCES LTD.
Deanna McDonald, Manager, Investor Relations / Geologist
Tel: (604) 684-2285; Fax: (604) 684-8887
E-mail: dmcdonald@atna.com
http://www.atna.com